Exhibit 99.1

December 15, 2017

Titan Energy, LLC

425 Houston Street, Suite 300

Fort Worth, TX 76102

Attention: Mr. Mark D. Schumacher

SUBJECT:

Evaluation of Oil and Gas Reserves

To the Interests of Atlas Resources Series 33 2013 L.P.

Managed by Titan Energy, LLC

Pursuant to the Requirements of the

United States Securities and Exchange Commission

Effective January 1 of 2014, 2015, 2016, and 2017

Job 17.1849-B

At the request of Titan Energy, LLC (Titan), Wright & Company, Inc. (Wright) has performed evaluations to estimate proved reserves and associated cash flow and economics from certain properties that are a part of Atlas Resources Series 33 2013 L.P. (Partnership) for the fiscal years ended December 31 of 2013, 2014, 2015, and 2016. These evaluations were authorized by Mr. Mark D. Schumacher of Titan, the Managing General Partner of the Partnership. Projections of the reserves and cash flow to the evaluated interests were based on specified economic parameters, operating conditions, and government regulations considered applicable at the various effective dates. These reserves evaluations are pursuant to the financial reporting requirements of the United States (U.S.) Securities and Exchange Commission (SEC) as specified in Regulation S-X, Rule 4-10(a) and Regulation S-K, Rule 1202(a)(8). It is the understanding of Wright that the purpose of the evaluations is for inclusion in relevant registration statements or other filings to the SEC. This report was completed on March 17, 2017. The following is a summary of the results for each evaluation as of their respective effective date.

Atlas Resources Series 33 2013 L.P.
Fiscal Year Ended	Number of Wells and Locations	Total Proved Net Reserves				Cash Flow (BTAX), M$	10.0 Percent Cum. Disc. (BTAX), M$
		Oil, Mbbl	Gas, MMcf	NGL, Mbbl	Gas Equiv., MMcfe
2016	97	93.428	12,682.749	305.729	15,077.691	16,904.224	9,543.280
2015	97	180.380	15,734.819	445.234	19,488.503	21,069.144	12,690.883
2014	97	897.430	22,999.648	1,440.932	37,029.820	106,753.172	71,476.812
2013*	72	1,285.661	22,552.137	1,548.230	39,555.483	110,411.000	67,225.234

*Evaluation included 11 proved undeveloped locations.

The evaluated properties are located in Ohio, Oklahoma, and Texas. According to Titan, the total proved reserves included in the evaluations represent 100 percent of the reported total proved reserves of the Partnership.

Mr. Mark D. Schumacher

Titan Energy, LLC

December 15, 2017

Proved oil and gas reserves are those quantities of oil and gas that can be estimated with reasonable certainty to be economically producible under existing economic conditions, operating methods, and government regulations. As specified by the SEC regulations, when calculating economic producibility, the base product price must be the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to each effective date. The benchmark base prices used for the evaluations are shown in the table below and were based on the oil price per barrel for West Texas Intermediate oil at Cushing, Oklahoma, and the natural gas price per million British thermal units (MMBtu) for natural gas at Henry Hub, Louisiana at the various effective dates. The benchmark oil prices per barrel were also used as the base prices for natural gas liquids (NGL). These benchmark base prices were adjusted for energy content, quality, and basis differential, as appropriate. The resultant average adjusted product prices for each evaluation are shown in the table below.

Atlas Resources Series 33 2013 L.P.
Year Ended	Benchmark Prices			Average Resultant Adjusted Product Prices
	Oil, $/bbl	Gas, $/Mcf	NGL, $/bbl	Oil, $/bbl	Gas, $/Mcf	NGL, $/bbl
2016	42.75	2.481	42.75	39.47	1.968	13.88
2015	50.28	2.587	50.28	47.52	1.870	14.04
2014	94.99	4.350	94.99	93.27	3.912	32.52
2013	96.78	3.670	96.78	90.07	3.431	35.88

Oil and other liquid hydrocarbon volumes are expressed in thousands of U.S. barrels (Mbbl) of 42 U.S. gallons. Gas volumes are expressed in millions of standard cubic feet (MMcf) at 60 degrees Fahrenheit and at the legal pressure base that prevails in the state in which the reserves are located. For purposes of this report, quantities of barrels of oil and NGL are converted into equivalent quantities of natural gas at the ratio of 1 bbl = 6 Mcfe. No adjustment of the individual gas volumes to a common pressure base has been made.

Net income to the evaluated interests is the cash flow after consideration of royalty revenue payable to others, state and county taxes, state fees, operating expenses, investments, salvage values, and abandonment costs, as applicable. The cash flow is before federal income tax (BTAX) and excludes consideration of any encumbrances against the properties if such exist. The cash flow (BTAX) was discounted monthly at an annual rate of 10.0 percent in accordance with the reporting requirements of the SEC.

The estimates of reserves contained in the evaluations were determined by accepted industry methods, and the procedures used in this evaluation are appropriate for the purpose served by the report. Where sufficient production history and other data were available, reserves for producing properties were determined by extrapolation of historical production or sales trends. Analogy to similar producing properties was used for development projects and for those properties that lacked sufficient production history to yield a definitive estimate of reserves. When appropriate, Wright may have also utilized volumetric calculations and log correlations in the determination of estimated ultimate recovery (EUR). These calculations are often based upon

Mr. Mark D. Schumacher

Titan Energy, LLC

December 15, 2017

limited log and/or core analysis data and incomplete formation fluid and rock data. Since these limited data must frequently be extrapolated over an assumed drainage area, subsequent production performance trends or material balance calculations may cause the need for significant revisions to the estimates of reserves. Wright has used all methods and procedures as it considered necessary under the circumstances to prepare this report.

Oil, gas, and other liquid hydrocarbon reserves were evaluated for the proved developed producing (PDP), proved developed nonproducing (PDNP), proved developed nonproducing shut-in (PDNP-SI), and proved undeveloped (PUD) categories as appropriate. The summary classification of total proved reserves combines all of these categories. In preparing this evaluation, no attempt has been made to quantify the element of uncertainty associated with any category. Reserves were assigned to each category as warranted. Wright is not aware of any local, state, or federal regulations that would preclude Titan or the Partnership from continuing to produce from currently active wells or to fully develop those properties included in the evaluations.

There are significant uncertainties inherent in estimating reserves, future rates of production, and the timing and amount of future costs. The estimation of oil and gas reserves must be recognized as a subjective process that cannot be measured in an exact way, and estimates of others might differ materially from those of Wright. The accuracy of any reserves estimate is a function of the quantity and quality of available data and of subjective interpretations and judgments. It should be emphasized that production data subsequent to the date of these estimates or changes in the analogous properties may warrant revisions of such estimates. Accordingly, reserves estimates are often different from the quantities of oil and gas that are ultimately recovered.

All data utilized in the preparation of the evaluations were provided by Titan. No inspection of the properties was made as this was not considered to be within the scope of this evaluation. Wright has not independently verified the accuracy and completeness of information and data furnished by Titan with respect to ownership interests, oil and gas production or sales, historical costs of operation and development, product prices, or agreements relating to current and future operations and sales of production. Wright requested and received detailed information allowing Wright to check and confirm any calculations provided by Titan with regard to product pricing, appropriate adjustments, lease operating expenses, and capital investments. Furthermore, if in the course of Wright’s examination something came to our attention that brought into question the validity or sufficiency of any information or data, Wright did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or independently verified such information or data. In accordance with the requirements of the SEC, all operating costs were held constant for the life of the properties. In accordance with the instructions of Titan, abandonment costs net of salvage values were included, if deemed material to the overall value.

Wright is not aware of any potential environmental liabilities that may exist concerning the properties evaluated. There are no costs included in this evaluation for potential property restoration, liability, or clean up of damages, if any, that may be necessary due to past or future operating practices.

Mr. Mark D. Schumacher

Titan Energy, LLC

December 15, 2017

Wright is an independent petroleum consulting firm founded in 1988 and owns no interests in the oil and gas properties covered by this report. No employee, officer, or director of Wright is an employee, officer, or director of Titan or the Partnership, nor does Wright or any of its employees have direct financial interest in Titan or the Partnership. Neither the employment of nor the compensation received by Wright is contingent upon the values assigned or the opinions rendered regarding the properties covered by this report.

The evaluations have been prepared for the information of the Partnership and Titan, their investors, and for the information and assistance of their independent public accountants in connection with their review of and report upon the financial statements of the Partnership and Titan, and for reporting disclosures as required by the SEC. This report is also intended for public disclosure as an exhibit in filings made to the SEC by the Partnership and Titan.

Based on data and information provided by Titan, and the specified economic parameters, operating conditions, and government regulations considered applicable at the effective date, it is Wright’s conclusion that this report provides a fair and accurate representation of the oil and gas reserves to the interests of the Partnership in those certain properties included in this report.

The professional qualifications of the petroleum consultants responsible for the evaluation of the reserves and economics information presented in this report meet the standards of Reserves Estimator as defined in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information as promulgated by the Society of Petroleum Engineers.

It has been a pleasure to serve you by preparing this evaluation. All related data will be retained in our files and are available for your review.

Very truly yours,

Wright & Company, Inc.
TX Reg. No. F-12302

By:	/s/ D. Randall Wright
D. Randall Wright
President